CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the first quarter ended July 2, 2023
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated August 2, 2023 and provides information concerning our results of operations and financial condition for the first quarter ended July 2, 2023. All figures are presented in Canadian (“CAD”) dollars, unless otherwise noted. You should read this MD&A together with our unaudited condensed consolidated interim financial statements and the related notes as at and for the first quarter ended July 2, 2023 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended April 2, 2023 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the fiscal year ended April 2, 2023 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan, and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property;
•our ability to adapt to changes to our business as a whole due to environmental, social and governance (“ESG”) considerations;

Canada Goose Holdings Inc.	Page 1 of 30

•the continued absence of material global supply chain disruptions to our business, ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor; and
•the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•we may not open retail stores or expand e-Commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•our indebtedness may adversely affect our financial condition, and we may not be able to refinance or renegotiate such indebtedness on favourable or satisfactory terms;
•an economic downturn and general economic conditions (for example, inflation and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to manage inventory and forecast our inventory need, which we continue to monitor, and to manage our production distribution networks. In anticipation of our expected growth and as an important hedge against inflation, we have built up our inventory to elevated levels. If our supply exceeds demand, we may be required to take certain actions to reduce inventory which could damage our brand;
•our ability to forecast our inventory needs and to manage our product distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;
•disruptions to manufacturing and distribution activities due factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events and the COVID-19 pandemic, which may further affect general economic and operating conditions;
•follow on effects of the recent U.S. banking failures;

Canada Goose Holdings Inc.	Page 2 of 30

•fluctuations in raw material costs, interest rates and currency exchange rates; and
•we may be unable to maintain effective internal controls over financial reporting.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the Interim Financial Statements.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” refers to U.S. dollars, “GBP” refers to British pounds sterling, “EUR” refers to euros, “CHF” refers to Swiss francs, “CNY” refers to Chinese yuan, ”RMB” refers to Chinese renminbi, “HKD” refers to Hong Kong dollars, and “JPY” refers to Japanese yen unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. This MD&A and the accompanying Interim Financial Statements are presented in millions of Canadian dollars except where otherwise indicated.
All references to “fiscal 2022” are to the Company’s fiscal year ended April 3, 2022; to “fiscal 2023” are to the Company’s fiscal year ended April 2, 2023; and to “fiscal 2024” are to the Company’s fiscal year ending March 31, 2024.

Canada Goose Holdings Inc.	Page 3 of 30

The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter.
Certain comparative figures have been reclassified to conform with the current year presentation, where foreign exchange gains and losses related to the term loan, net of hedging, are reflected in the presentation of net interest, finance and other costs; previously this was presented in selling, general and administrative ("SG&A") expenses. This change was made to present all financing costs related to the term loan within the same financial statement caption in the interim statements of loss. This reclassification did not impact net loss, earnings per share, or the interim statement of financial position in the comparative quarter.
Refer to “Components of our Results of Operations” in the MD&A section of our fiscal 2023 Annual Report for a description of the Company’s financial measures in accordance with IFRS. There have been no material changes apart from the reclassification of foreign exchange gains and losses to the term loan, net of hedging, in the Company’s components of our results of operations since April 2, 2023.

Canada Goose Holdings Inc.	Page 4 of 30

SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the first quarter ended July 2, 2023 compared to the first quarter ended July 3, 2022, and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	First quarter ended
	July 2, 2023	July 3, 2022		% Change
		Reclassified
Revenue	84.8	69.9		21.3%
Gross profit	55.2	42.7		29.3%
Gross margin	65.1%	61.1%	400	bps
Operating loss	(99.7)	(82.2)		(21.3)%
Net loss	(85.0)	(63.6)		(33.6)%
Net loss attributable to shareholders of the Company	(81.1)	(62.4)		(30.0)%
Loss per share attributable to shareholders of the Company
Basic and diluted	$(0.78)	$(0.59)		(32.2)%

CAD $ millions	July 2, 2023	July 3, 2022	April 2, 2023
Financial Position:
Cash	48.0	81.8	286.5
Net working capital[1]	452.0	415.1	328.0
Total assets	1,458.5	1,346.7	1,590.0
Total non-current liabilities	744.7	709.1	760.1
Equity	385.6	351.9	477.5
1Net working capital is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

Canada Goose Holdings Inc.	Page 5 of 30

FACTORS AFFECTING OUR PERFORMANCE
We believe that our performance depends on many factors including those discussed below.
•Growth in our DTC Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global conditions.
•New Products. We intend to continue investing in innovation and the development and introduction of new products, as well as expand offerings in our existing product categories, across styles, uses, and climates. This includes Canada Goose footwear and Baffin branded footwear through Baffin’s own distinct sales channels.
•Inflationary environment. Inflationary pressures may persist in future fiscal periods and may fluctuate materially between markets. Such pressures may, among other impacts globally, have an adverse effect on our ability to maintain current gross margin and SG&A expenses as a percentage of revenue. In addition, elevated interest rates may impact our business, including borrowing and other costs, and the markets in which we operate. We continue to monitor the current macroeconomic conditions.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 78.9% and 82.5% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2023 and fiscal 2022, respectively. Additionally, we generated 83.9% and 85.0% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2023 and fiscal 2022, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1 among others can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods.
1    Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, we typically manufacture on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on our revolving credit facility, the Mainland China credit facilities, and the Japan credit facility. Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2023 and 2022, we generated 70.1% and 72.5%, respectively, of our revenue in currencies other than Canadian dollars.

Canada Goose Holdings Inc.	Page 6 of 30

Refer to “Quantitative and Qualitative Disclosures about Market Risk - Foreign exchange risk” in the MD&A below for more details on foreign exchange.
•Global political events and other disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, and social unrest that are affecting consumer spending, international travel, credit markets, and foreign exchange in certain countries and travel corridors.
We remain concerned about the conflict in Ukraine and impact on human life for those affected. We continue to suspend all wholesale and e-Commerce sales to Russia, which represented less than 1% of total annual revenue in fiscal 2022.
We have been, and may in the future be, impacted by widespread protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
BUSINESS DEVELOPMENTS
Transformation Program
During the fiscal year ended April 2, 2023, the Company announced its Transformation Program. This multi-phase program will work to increase operational efficiencies by optimizing production and procurement, developing people and resources, and focusing on our consumers to allow sustainable growth, profitability and long term value. During the first quarter of fiscal 2024, the Company completed the consolidation of one of our manufacturing facilities in Montreal to improve efficiencies in our supply chain.
SEGMENTS
Our reporting segments align with our sales channels: Direct-to-Consumer (“DTC”), Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income. Our DTC segment includes sales to customers through our directly operated permanent retail stores and our e-Commerce website available across numerous markets, which includes the newly launched recommerce platform Canada Goose Generations, currently available in the United States. Through our Wholesale segment, we sell to a mix of retailers and international distributors, who are partners that have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees, friends and family sales, and SG&A expenses.

Canada Goose Holdings Inc.	Page 7 of 30

As at July 2, 2023, our DTC segment by geography included the following directly operated permanent retail stores:

	July 2, 2023	July 3, 2022	Change	April 2, 2023	Q1 Fiscal 2024 Additions
Canada	9	9	—	9	—
United States	10	6	4	8	2
North America	19	15	4	17	2
Asia Pacific	26	21	5	26	—
EMEA[1]	9	7	2	8	1
Total permanent stores	54	43	11	51	3
1EMEA comprises Europe, the Middle East, Africa, and Latin America.

RESULTS OF OPERATIONS
For the first quarter ended July 2, 2023 compared to the first quarter ended July 3, 2022
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	First quarter ended		$ Change	% Change
	July 2, 2023	July 3, 2022
		Reclassified
Revenue	84.8	69.9	14.9	21.3%
Cost of sales	29.6	27.2	(2.4)	(8.8)%
Gross profit	55.2	42.7	12.5	29.3%
Gross margin	65.1%	61.1%		400	bps
SG&A expenses	154.9	124.9	(30.0)	(24.0)%
SG&A expenses as % of revenue	182.7%	178.7%		(400)	bps
Operating loss	(99.7)	(82.2)	(17.5)	(21.3)%
Operating margin	(117.6)%	(117.6)%		—	bps
Net interest, finance and other costs	14.5	5.9	(8.6)	(145.8)%
Loss before income taxes	(114.2)	(88.1)	(26.1)	(29.6)%
Income tax recovery	(29.2)	(24.5)	4.7	19.2%
Effective tax rate	25.6%	27.8%		(220)	bps
Net loss	(85.0)	(63.6)	(21.4)	(33.6)%
Net loss attributable to non-controlling interest	(3.9)	(1.2)	(2.7)	(225.0)%
Net loss attributable to shareholders of the Company	(81.1)	(62.4)	(18.7)	(30.0)%
Weighted average number of shares outstanding
Basic and diluted	103,710,762	105,234,474
Loss per share attributable to shareholders of the Company
Basic and diluted	$(0.78)	$(0.59)	(0.19)	(32.2)%

Canada Goose Holdings Inc.	Page 8 of 30

Revenue
Revenue for the first quarter ended July 2, 2023 was $84.8m, an increase of $14.9m or 21.3%, from $69.9m for the first quarter ended July 3, 2022. Revenue generated from our DTC channel represented 65.8% of total revenue for the first quarter ended July 2, 2023 compared to 49.8% for the first quarter ended July 3, 2022. On a constant currency1 basis, revenue increased by 17.9% for the first quarter ended July 2, 2023 compared to the first quarter ended July 3, 2022.

	First quarter ended		$ Change			% Change
CAD $ millions	July 2, 2023	July 3, 2022	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	55.8	34.8	21.0	(2.2)	18.8	60.3%	54.0%
Wholesale	27.1	33.2	(6.1)	(0.2)	(6.3)	(18.4)%	(19.0)%
Other	1.9	1.9	—	—	—	—%	—%
Total revenue	84.8	69.9	14.9	(2.4)	12.5	21.3%	17.9%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

	First quarter ended		$ Change			% Change
CAD $ millions	July 2, 2023	July 3, 2022	As reported	Foreign exchange impact	In constant currency[2]	As reported	In constant currency[2]
Canada	23.5	17.9	5.6	—	5.6	31.3%	31.3%
United States	18.1	15.7	2.4	(1.2)	1.2	15.3%	7.6%
North America	41.6	33.6	8.0	(1.2)	6.8	23.8%	20.2%
Asia Pacific	24.5	16.1	8.4	(1.5)	6.9	52.2%	42.9%
EMEA[1]	18.7	20.2	(1.5)	0.3	(1.2)	(7.4)%	(5.9)%
Total revenue	84.8	69.9	14.9	(2.4)	12.5	21.3%	17.9%
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.

Canada Goose Holdings Inc.	Page 9 of 30

DTC
Revenue from our DTC segment was $55.8m for the first quarter ended July 2, 2023 compared to $34.8m for the first quarter ended July 3, 2022. The increase of $21.0m or 60.3% was driven by the following factors:
•DTC comparable sales growth1 of 28.5%.
◦Growth within the existing retail network globally across all geographies. All stores globally were fully operational for the duration of this quarter and did not experience any store closures and restrictions;
◦DTC comparable sales doubled in Asia Pacific, while all remaining regions experienced strong DTC comparable sales growth in the current quarter; and
◦Modest growth in e-Commerce largely driven by results in Asia Pacific.
•Retail expansion in United States and EMEA with three new directly operated permanent stores in this quarter, in addition to eight openings in fiscal 2023 running for the full duration of the quarter compared to the prior quarter;
•Total revenue from non-Heavyweight Down categories in the current quarter is higher than total DTC segment revenue in fiscal 2023. Customer demand for apparel increased year-over-year and was one of the fastest growing categories; and
•In the first quarter ended July 3, 2022, we were impacted by COVID-19 related restrictions in Mainland China, which resulted in eight of 16 retail store experiencing closures. Additionally, retail stores in Mainland China further experienced reduced hours, significantly lower retail traffic and conservative consumer buying behavior. There were no COVID-19 related temporary store closures in the first quarter ended July 2, 2023.
1DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment was $27.1m for the first quarter ended July 2, 2023 compared to $33.2m for the first quarter ended July 3, 2022. The decrease of $6.1m or (18.4)% was due to continued streamlining of wholesale relationships as we optimize for greater DTC sales within our channel mix mainly attributable to Asia Pacific and EMEA, consistent with our expectations. Conversely, we experienced earlier timing of shipments to our wholesale partners in Canada compared to the first quarter ended July 3, 2022.
Other
Revenue from our Other segment was $1.9m, for the first quarter ended July 2, 2023, was consistent compared to $1.9m for the first quarter ended July 3, 2022.

Canada Goose Holdings Inc.	Page 10 of 30

Gross Profit
Gross profit and gross margin for the first quarter ended July 2, 2023 were $55.2m and 65.1%, respectively, compared to $42.7m and 61.1%, respectively, for the first quarter ended July 3, 2022. The increase in gross profit of $12.5m was attributable to higher revenue and gross margin expansion. Gross margin in the current quarter was favourably impacted by segment mix due to a higher proportion of DTC sales, pricing and favourable product mix from the sale of higher margin styles within both the Heavyweight Down and non-Heavyweight Down categories, partially offset by higher product costs due to higher input cost inflation.

	First quarter ended
	July 2, 2023		July 3, 2022
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	Change in bps
DTC	40.8	73.1%	25.3	72.7%	15.5	40	bps
Wholesale	13.8	50.9%	16.8	50.6%	(3.0)	30	bps
Other	0.6	31.6%	0.6	31.6%	—	—	bps
Total gross profit	55.2	65.1%	42.7	61.1%	12.5	400	bps
DTC
Gross profit in our DTC segment was $40.8m for the first quarter ended July 2, 2023 compared to $25.3m for the first quarter ended July 3, 2022. The increase of $15.5m in gross profit was attributable to higher revenues as noted above and gross margin expansion. The gross margin was 73.1% for the first quarter ended July 2, 2023, an increase of 40 bps compared to 72.7% in the comparative quarter. During the first quarter ended July 2, 2023, gross margin was primarily positively impacted by pricing, and lower freight & duty, partially offset by higher product costs due to higher input cost inflation. As a result of the seasonality of our business, a higher non-Heavyweight Down product mix in this quarter are not indicative of our full year gross margin expectations in the DTC segment. See “Factors Affecting Performance” for a detailed discussion on the seasonality of our business.
Wholesale
Gross profit in our Wholesale segment was $13.8m for the first quarter ended July 2, 2023 compared to $16.8m for the first quarter ended July 3, 2022. The decrease of $3.0m in gross profit was attributable to lower revenues partially offset by gross margin expansion. The gross margin was 50.9% for the first quarter ended July 2, 2023, an increase of 30 bps compared to 50.6% in the comparative quarter. During the first quarter ended July 2, 2023, gross margin was favourably impacted by pricing and product mix due to a higher proportion of sales in the Heavyweight Down categories. This was partially offset by higher product costs due to higher input cost inflation.
Other
Gross profit in our Other segment was $0.6m for the first quarter ended July 2, 2023 compared to $0.6m for the first quarter ended July 3, 2022.

Canada Goose Holdings Inc.	Page 11 of 30

SG&A Expenses
SG&A expenses were $154.9m for the first quarter ended July 2, 2023 compared to $124.9m for the first quarter ended July 3, 2022. The increase of $30.0m or 24.0% was attributable to $8.5m of incremental corporate personnel costs driven by annualizing headcount, $8.1m in higher costs related to the expanded retail network, $7.8m of costs for the Transformation Program, $4.5m of unfavourable foreign exchange fluctuations, and $2.3m of investment in technology, including omni-channel enablement. The increase was partially offset by $7.7m from the timing of marketing activities to assist with brand awareness and support our growth, which occurred earlier in the year in fiscal 2023 than planned for fiscal 2024.

	First quarter ended
	July 2, 2023		July 3, 2022
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
			Reclassified	Reclassified
DTC	54.8	98.2%	42.0	120.7%	(12.8)	(30.5)%
Wholesale	14.1	52.0%	11.2	33.7%	(2.9)	(25.9)%
Other	86.0		71.7		(14.3)	(19.9)%
Total SG&A expenses	154.9	182.7%	124.9	178.7%	(30.0)	(24.0)%
Depreciation and amortization, included above, was $26.6m for the first quarter ended July 2, 2023 compared to $23.4m for the first quarter ended July 3, 2022, an increase of $3.2m which is attributable to continued retail expansion.
DTC
SG&A expenses in our DTC segment for the first quarter ended July 2, 2023 were $54.8m, or 98.2% of segment revenue, compared to $42.0m, or 120.7% of segment revenue, for the first quarter ended July 3, 2022. The decrease of 22.5% in SG&A as a percentage of segment revenue was primarily driven by operating leverage against the higher revenue in the quarter. The increase of $12.8m or 30.5% in costs was primarily due to $8.1m of costs associated with the expansion of the retail network and prior year store openings running for the full duration of the quarter in fiscal 2024. There were no COVID-19 related temporary store closure costs in the first quarter ended July 2, 2023 compared to $2.2m in the comparative quarter.
Wholesale
SG&A expenses in our Wholesale segment for the first quarter ended July 2, 2023 were $14.1m, or 52.0% of segment revenue, compared to $11.2m, or 33.7% of segment revenue, for the first quarter ended July 3, 2022. The increase of 18.3% in SG&A as a percentage of segment revenue was primarily driven by lower revenue in the quarter and $2.9m or 25.9% of incremental costs. The increase in costs was attributable to $0.9m of higher logistics costs and $1.3m of higher fixed operating costs.

Canada Goose Holdings Inc.	Page 12 of 30

Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $86.0m for the first quarter ended July 2, 2023 compared to $71.7m for the first quarter ended July 3, 2022. The increase of $14.3m or 19.9% was attributable to $8.5m of incremental corporate personnel costs driven by annualizing headcount, $7.8m of costs in connection with the Transformation Program, $4.5m of unfavourable foreign exchange fluctuations, and $2.3m of investment in technology to support business growth, including omni-channel enablement. The increase was partially offset by $7.7m of favourable timing of marketing activities, which occurred earlier in the year in fiscal 2023 than planned for fiscal 2024.
Operating Loss and Margin
Operating loss and operating margin were $(99.7)m and (117.6)% for the first quarter ended July 2, 2023 compared to $(82.2)m and (117.6)% for the first quarter ended July 3, 2022. The increase in operating loss of $17.5m was attributable to higher SG&A costs noted above, partially offset by higher gross profit. There was no change in operating margin from the comparative quarter.

	First quarter ended
	July 2, 2023		July 3, 2022
CAD $ millions	Operating loss	Operating margin	Operating (loss) income	Operating margin	$ Change	Change in bps
			Reclassified	Reclassified
DTC	(14.0)	(25.1)%	(16.7)	(48.0)%	2.7	2,290	bps
Wholesale	(0.3)	(1.1)%	5.6	16.9%	(5.9)	(1,800)	bps
Other	(85.4)		(71.1)		(14.3)
Total operating loss	(99.7)	(117.6)%	(82.2)	(117.6)%	(17.5)	—	bps
DTC
DTC segment operating loss and operating margin were $(14.0)m and (25.1)% for the first quarter ended July 2, 2023 compared to $(16.7)m and (48.0)% for the first quarter ended July 3, 2022. The decrease in operating loss of $2.7m and increase in operating margin of 2,290 bps were attributable to improved sales and gross margin, partially offset by costs associated with the expansion of the retail network. There were no COVID-19 related temporary store closure costs in the first quarter ended July 2, 2023 compared to $2.2m in the comparative quarter.
Wholesale
Wholesale segment operating loss and operating margin were $(0.3)m and (1.1)% for the first quarter ended July 2, 2023 compared to $5.6m and 16.9% for the first quarter ended July 3, 2022. The increase in operating loss of $5.9m was attributable to lower segment revenue and gross profit, as well as higher SG&A expenses as discussed above.
Other
Other segment operating loss was $(85.4)m for the first quarter ended July 2, 2023 compared to $(71.1)m for the first quarter ended July 3, 2022. The increase in operating loss of $14.3m was attributable to higher SG&A expenses as discussed above.

Canada Goose Holdings Inc.	Page 13 of 30

Net Interest, Finance and Other Costs
Net interest, finance and other costs were $14.5m for the first quarter ended July 2, 2023 compared to $5.9m for the first quarter ended July 3, 2022. The increase of $8.6m (145.8)% was driven by the net loss of $7.1m on the fair value remeasurement on the put option (liability increase of $5.0m, including translation losses of $3.1m) and contingent consideration (liability reduction of $2.6m, including translation losses of $1.6m) related to the Company’s joint venture with Sazaby League (“Japan Joint Venture”). The change in fair values of the contingent consideration and put option liability were driven by progression through the 4-year and 10-year terms, respectively.
Income Taxes
Income tax recovery was $29.2m for the first quarter ended July 2, 2023 compared to $24.5m for the first quarter ended July 3, 2022. For the first quarter ended July 2, 2023, the effective and statutory tax rates were 25.6% and 25.3%, respectively, compared to 27.8% and 25.4% for the first quarter ended July 3, 2022, respectively. Given our global operations, the quarter to date effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Loss
Net loss for the first quarter ended July 2, 2023 was $(85.0)m compared to $(63.6)m for first quarter ended July 3, 2022, driven by the factors described above.
Quarterly Financial Information
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

CAD $ millions (except per share data)	Revenue				% of fiscal year revenue	Net (loss) income attributable to shareholders of the Company	(Loss) earnings per share attributable to shareholders of the Company		Operating (loss) income (reclassified)	Adjusted EBIT[1]	Adjusted net (loss) income per diluted share attributable to shareholders of the Company[1]
	DTC	Wholesale	Other	Total			Basic	Diluted
Fiscal 2024
First Quarter	55.8	27.1	1.9	84.8	—%	(81.1)	$(0.78)	$(0.78)	(99.7)	(91.1)	$(0.70)
Fiscal 2023
Fourth Quarter	227.5	45.5	20.2	293.2	24.1%	(3.1)	$(0.03)	$(0.03)	17.6	27.6	$0.14
Third Quarter	450.2	114.4	12.1	576.7	47.4%	134.9	$1.28	$1.28	190.7	197.1	$1.27
Second Quarter	94.8	180.7	1.7	277.2	22.8%	3.3	$0.03	$0.03	21.5	26.3	$0.19
First Quarter	34.8	33.2	1.9	69.9	5.7%	(62.4)	$(0.59)	$(0.59)	(82.2)	(75.9)	$(0.56)
Fiscal 2022
Fourth Quarter	185.6	34.9	2.6	223.1	20.3%	(9.1)	$(0.09)	$(0.09)	2.1	12.4	$0.04
Third Quarter	443.7	138.4	4.0	586.1	53.4%	151.3	$1.42	$1.40	204.5	205.0	$1.40
Second Quarter	82.0	149.1	1.8	232.9	21.2%	9.9	$0.09	$0.09	15.6	16.2	$0.12
1Adjusted EBIT and adjusted net (loss) income attributable to shareholders of the Company are non-IFRS financial measures, and adjusted net (loss) income per diluted share attributable to shareholders of the Company is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a

Canada Goose Holdings Inc.	Page 14 of 30

description of these measures and ratio, and a reconciliation of the non-IFRS financial measures to the nearest IFRS measure.
Revenue is highest in our Wholesale segment in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and negative or reduced in the fourth quarter as we invest ahead of our peak season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•COVID-19 beginning in the fourth quarter of fiscal 2020;
•the formation of the Japan Joint Venture on April 4, 2022;
•timing of store openings;
•launch and expansion of international e-Commerce sites;
•timing and extent of SG&A, including demand generation activities;
•increased manufacturing flexibility with higher in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
•timing of end-consumer purchasing in the DTC segment and the availability of new products;
•successful execution of global pricing strategy;
•shift in mix of revenue from wholesale to DTC, which has impacted the seasonality of our financial performance;
•shift in geographic mix of sales to increase sales outside of Canada, where average unit retail pricing is generally higher;
•fluctuation of foreign currencies relative to the Canadian dollar; and
•the extra week in the third quarter of fiscal 2022.
Net (Loss) Income
Over the last eight quarters, net (loss) income has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in negative and reduced net income in our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;

Canada Goose Holdings Inc.	Page 15 of 30

•pre-store opening costs incurred, timing of leases signed, and opening of stores;
•the nature and timing of transaction costs in connection with the Japan Joint Venture and amendments to long-term debt agreements;
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions;
•increased freight costs, limitations on shipping and other disruptions in the transportation and shipping infrastructure; and
•the introduction of the Transformation Program in the fourth quarter of fiscal 2023.
NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net income, constant currency revenue, net debt, net working capital, and free operating cash flow, certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net income per basic and diluted share attributable to shareholders of the Company, net debt leverage, and net working capital turnover, as well as DTC comparable sales growth which is a supplementary financial measure, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance and its financial position. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	First quarter ended
CAD $ millions (except per share data)	July 2, 2023	July 3, 2022
		Reclassified
Adjusted EBIT	(91.1)	(75.9)
Adjusted EBIT margin	(107.4)%	(108.6)%
Adjusted EBITDA	(62.6)	(53.3)
Adjusted net loss attributable to shareholders of the Company	(73.1)	(58.8)
Adjusted net loss per basic and diluted share attributable to shareholders of the Company	$(0.70)	$(0.56)
Free operating cash flow	(228.4)	(211.6)

CAD $ millions	July 2, 2023	July 3, 2022	April 2, 2023
Net debt	(711.9)	(617.3)	(468.1)
Net working capital	452.0	415.1	328.0

Canada Goose Holdings Inc.	Page 16 of 30

Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net loss attributable to shareholders of the Company, and adjusted net loss per basic and diluted share attributable to shareholders of the Company
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, including COVID-19, that we believe are not otherwise reflective of our ongoing operations and that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
We believe that identifying certain costs directly resulting from the impact of COVID-19 and excluding these amounts from our calculation of the non-IFRS financial measures and ratios described above helps management and investors assess the impact of COVID-19 on our business as well as our general economic performance during the period. These are primarily comprised of temporary store closure costs including depreciation and interest expenses, partially offset by rent concessions. The Company did not incur any costs directly related to COVID-19 during the current quarter.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See the Revenue sections of the “Results of Operations” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as cash less total borrowings and lease liabilities, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS financial measures and ratios to determine the Company’s financial leverage and ability to meet its debt obligations. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Net working capital
We define net working capital as current assets, net of cash, minus current liabilities, excluding the short-term borrowings and current portion of lease liabilities. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.

Canada Goose Holdings Inc.	Page 17 of 30

Free operating cash flow
We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities. We use, and believe that certain investors and analysts use, this information as an indicator of operational financial performance and to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities. See “Cash Flows” below for a table providing the calculation of free operating cash flow.
DTC comparable sales growth
DTC comparable sales growth is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
The tables below reconcile net loss to adjusted EBIT, adjusted EBITDA, and adjusted net loss attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.
Beginning with the third quarter of fiscal 2023, we no longer include pre-store opening costs in the reconciliation of net (loss) income to adjusted EBIT, adjusted EBITDA and adjusted net (loss) income attributable to shareholders of the Company, as we believe these costs are a part of our operating base as we accelerate store openings.
Beginning with the first quarter of fiscal 2024, foreign exchange gains and losses related to the term loan, net of hedging, are now reflected in the presentation of net interest, finance and other costs; which was previously presented in SG&A expenses.
See “Basis of Presentation” for additional details on the updates made to the comparable periods.

	First quarter ended
CAD $ millions	July 2, 2023	July 3, 2022
Net loss	(85.0)	(63.6)
Add (deduct) the impact of:
Income tax recovery	(29.2)	(24.5)
Net interest, finance and other costs	14.5	5.9
Operating loss	(99.7)	(82.2)
Net temporary store closure costs (a)	—	2.2
Head office transition costs (c)	0.8	1.7
Japan Joint Venture costs (e)	—	1.4
Strategic initiatives (g)	7.8	—
Legal proceeding costs (h)	—	1.0
Total adjustments	8.6	6.3
Adjusted EBIT	(91.1)	(75.9)
Adjusted EBIT margin	(107.4)%	(108.6)%

Canada Goose Holdings Inc.	Page 18 of 30

	First quarter ended
CAD $ millions	July 2, 2023	July 3, 2022
Net loss	(85.0)	(63.6)
Add (deduct) the impact of:
Income tax recovery	(29.2)	(24.5)
Net interest, finance and other costs	14.5	5.9
Operating loss	(99.7)	(82.2)
Net temporary store closure costs (a)	—	2.2
Head office transition costs (c)	0.8	1.7
Japan Joint Venture costs (e)	—	1.4
Strategic initiatives (g)	7.8	—
Legal proceeding costs (h)	—	1.0
Net depreciation and amortization (l)	28.5	22.6
Total adjustments	37.1	28.9
Adjusted EBITDA	(62.6)	(53.3)

	First quarter ended
CAD $ millions	July 2, 2023	July 3, 2022
Net loss	(85.0)	(63.6)
Add (deduct) the impact of:
Net temporary store closure costs (a) (b)	—	2.2
Head office transition costs (c) (d)	1.2	2.1
Japan Joint Venture costs (e)	—	1.4
Japan Joint Venture remeasurement loss on contingent consideration and put option (f)	7.1	—
Strategic initiatives (g)	7.8	—
Legal proceeding costs (h)	—	1.0
Unrealized foreign exchange gain on Term Loan Facility (i)	(2.2)	(1.5)
Deferred tax adjustment (j)	(0.5)	—
Total adjustments	13.4	5.2
Tax effect of adjustments	(1.8)	(1.3)
Adjusted net loss	(73.4)	(59.7)
Adjusted net loss attributable to non-controlling interest (k)	0.3	0.9
Adjusted net loss attributable to shareholders of the Company	(73.1)	(58.8)
Weighted average number of basic shares outstanding	103,710,762	105,234,474
Adjusted net loss per basic share attributable to shareholders of the Company	$(0.70)	$(0.56)
(a)Net temporary store closure costs of $nil were incurred in the first quarter ended July 2, 2023 (first quarter ended July 3, 2022 - $2.2m).
(b)Net temporary store closure costs incurred in (a) as well as $nil of interest expense on lease liabilities for temporary store closures for the first quarter ended July 2, 2023 (first quarter ended July 3, 2022 - less than $0.1m).

Canada Goose Holdings Inc.	Page 19 of 30

(c)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(d)Corporate head office transition costs incurred in (c) as well as $0.4m of interest expense on lease liabilities for the first quarter ended July 2, 2023 (first quarter ended July 3, 2022 - $0.4m).
(e)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(f)Changes to the fair value remeasurement of the contingent consideration and put option liability related to the Japan Joint Venture. During the first quarter ended July 2, 2023, the Company recorded a gain of $(1.0)m and a loss of $8.1m on fair value remeasurement of the contingent consideration and put option, respectively (first quarter ended July 3, 2022 - $nil and $nil, respectively). These gains and losses are included in net interest, finance and other costs within the interim statements of loss.
(g)Relates to engagement fees incurred in connection with our Transformation Program.
(h)Costs for legal proceeding fees including for the defence of class action lawsuits.
(i)Unrealized gains and losses on the translation of the term loan from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs were previously presented in SG&A expenses, are now reflected in the presentation of net interest, finance and other costs.
(j)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(k)Calculated as net loss attributable to non-controlling interest within the interim statements of loss of $3.9m less $(3.6)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the first quarter ended July 2, 2023. Net loss attributable to non-controlling interest within the interim statements of loss of $1.2m less $(0.3)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the first quarter ended July 3, 2022.
(l)Adjusted EBITDA is calculated as adjusted EBIT plus depreciation and amortization as determined in accordance with IFRS, less the depreciation impact for temporary store closures (a), and corporate head office transition costs (c). Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.

Canada Goose Holdings Inc.	Page 20 of 30

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital1 position as at July 2, 2023 and July 3, 2022.

CAD $ millions	July 2, 2023	July 3, 2022	$ Change	April 2, 2023	$ Change
Current assets	704.5	691.9	12.6	863.2	(158.7)
Deduct: Cash	(48.0)	(81.8)	33.8	(286.5)	238.5
Current assets, net of cash	656.5	610.1	46.4	576.7	79.8

Current liabilities	328.2	285.7	42.5	352.4	(24.2)
Deduct the impact of:
Short-term borrowings	(48.4)	(30.8)	(17.6)	(27.6)	(20.8)
Current portion of lease liabilities	(75.3)	(59.9)	(15.4)	(76.1)	0.8
Current liabilities, net of short-term borrowings and current portion of lease liabilities	204.5	195.0	9.5	248.7	(44.2)

Net working capital[1]	452.0	415.1	36.9	328.0	124.0
1Net working capital is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at July 2, 2023, we had $452.0m of net working capital compared to $415.1m of net working capital as at July 3, 2022. Net working capital turnover as a percentage of revenue was 32.2% in the quarter ended July 2, 2023 and 27.4% in the comparative quarter.
The $36.9m increase in net working capital, or 8.9%, was driven by an increase in other current assets and inventory. The increase in other current assets was driven by higher prepaid expenses and higher derivative assets related to the Company’s foreign exchange derivative contracts and interest rate swaps.
Inventory levels increased ahead of our peak selling season during the first quarter ended July 2, 2023, compared to first quarter ended July 3, 2022, in anticipation of planned year-over-year revenue growth. However, we have decelerated inventory growth in the first quarter since fiscal 2023 compared to the prior year. This was achieved through the consolidation of one of our manufacturing facilities in Montreal and a favourable change in production mix as we shift to in-house production compared to sourcing from domestic subcontractors, improving efficiencies in our supply chain. Planned deceleration of inventory growth and a shift to in-house production is expected to support alignment between production levels, anticipated revenue growth and utilize the evergreen product we have on-hand. We continue to monitor the levels of inventory in each of our sales channels and across geographic regions and will continue to align with demand that we forecast in each region.
As at July 2, 2023, we had $452.0m of net working capital compared to $328.0m of net working capital as at April 2, 2023.

Canada Goose Holdings Inc.	Page 21 of 30

Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the first quarter ended July 2, 2023 compared to the first quarter ended July 3, 2022.

	First quarter ended
CAD $ millions	July 2, 2023	July 3, 2022	$ Change
Total cash used in:
Operating activities	(209.3)	(196.9)	(12.4)
Investing activities	(5.7)	(0.9)	(4.8)
Financing activities	(21.0)	(6.3)	(14.7)
Effects of foreign currency exchange rate changes on cash	(2.5)	(1.8)	(0.7)
Decrease in cash	(238.5)	(205.9)	(32.6)
Cash, beginning of period	286.5	287.7	(1.2)
Cash, end of period	48.0	81.8	(33.8)

Free operating cash flow[1]	(228.4)	(211.6)	(16.8)
1Free operating cash flow is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures including new stores, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China credit facilities, the Japan credit facility, the revolving credit facility, and the trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
Cash flows used in operating activities
Cash flows used in operating activities were $209.3m for the first quarter ended July 2, 2023 compared to $196.9m for the first quarter ended July 3, 2022. The increase in cash flows used in operating activities of $12.4m was due to higher net loss and higher taxes paid of $13.9m, partially offset by lower inventory production in the quarter.
Cash flows used in investing activities
Cash flows used in investing activities were $5.7m for the first quarter ended July 2, 2023 compared to $0.9m for the first quarter ended July 3, 2022. The increase in cash flows used in investing activities of $4.8m was primarily due to higher spend on capital investments driven by an increased store network and costs associated with the completion of the new head office.

Canada Goose Holdings Inc.	Page 22 of 30

Cash flows used in financing activities
Cash flows used in financing activities were $21.0m for the first quarter ended July 2, 2023 compared to $6.3m for the first quarter ended July 3, 2022. The increase in cash flows used in financing activities of $14.7m was driven by $27.5m of higher payments for the purchase of subordinate voting shares that were cancelled related to the Normal Course Issuer Bid (“NCIB”) as described below. The increase was partially offset by borrowings to fund working capital on the Mainland China credit facilities of $8.0m and the Japan credit facility of $4.4m in the quarter.
Free operating cash flow1
The table below reconciles the cash flows used in operating and investing activities, and principal payments on lease liabilities to free operating cash flow.

	First quarter ended
CAD $ millions	July 2, 2023	July 3, 2022	$ Change
Total cash used in:
Operating activities	(209.3)	(196.9)	(12.4)
Investing activities	(5.7)	(0.9)	(4.8)
Deduct the impact of:
Principal payments on lease liabilities	(13.4)	(13.8)	0.4
Free operating cash flow[1]	(228.4)	(211.6)	(16.8)
1Free operating cash flow is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Free operating cash flows in the first quarter ended July 2, 2023 increased to $(228.4)m from $(211.6)m for the first quarter ended July 3, 2022 due to higher net loss, higher taxes paid and increased capital investments. This was partially offset by lower inventory production in the current quarter.
Indebtedness
The following table presents our net debt1 as at July 2, 2023 and July 3, 2022.

CAD $ millions	July 2, 2023	July 3, 2022	$ Change	April 2, 2023	$ Change
Cash	48.0	81.8	(33.8)	286.5	(238.5)
Mainland China Credit Facilities	(22.4)	(4.6)	(17.8)	(9.8)	(12.6)
Japan Credit Facility	(22.0)	(23.3)	1.3	(13.7)	(8.3)
Revolving Credit Facility	—	—	—	—	—
Term Loan Facility	(387.6)	(380.7)	(6.9)	(396.3)	8.7
Lease liabilities	(327.9)	(290.5)	(37.4)	(334.8)	6.9
Net debt[1]	(711.9)	(617.3)	(94.6)	(468.1)	(243.8)
1Net debt is non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

Canada Goose Holdings Inc.	Page 23 of 30

As at July 2, 2023, net debt was $711.9m compared to $617.3m as at July 3, 2022. The increase of $94.6m was driven by an increase of $37.4m in lease liabilities, a decrease in cash of $33.8m, and increased borrowings on the Mainland China credit facilities. Net debt leverage1 as at July 2, 2023 was 2.7 times adjusted EBITDA.
See “Note 10. Borrowings” in our Interim Financial Statements, “Note 17. Borrowings” and “Indebtedness” in our fiscal 2023 Annual Report for detailed information on our debt facilities and contracts.
Net debt as at July 2, 2023 was $711.9m compared to $468.1m as at April 2, 2023. The increase in net debt of $243.8m was driven by a decrease in cash of $238.5m and increased borrowings on the Mainland China credit facilities of $8.3m.
Amendments to borrowings
Effective June 30, 2023, LIBOR rates were no longer published for U.S Dollars. As a result, the Company transitioned facilities and contracts denominated in U.S dollars applying LIBOR to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (“SOFR”). The Company entered into further amendments for the revolving credit facility, the term loan and the interest rate swaps to transition to SOFR. In connection with the amendment, the Company extended the maturity of the revolving credit facility to May 15, 2028 and incurred transaction costs of $0.7m, on the extension of the revolving credit facility, which are being amortized using the effective interest rate method over the new term to maturity. The term loan now has an interest rate of SOFR plus a term SOFR adjustment of 0.11448%.
Normal Course Issuer Bid
Share capital transactions for the first quarter ended July 2, 2023
During the first quarter ended July 2, 2023, the Company purchased 1,156,959 subordinate voting shares for cancellation for total cash consideration of $26.3m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $23.7m charged to retained earnings. In addition, subordinate voting shares held for cancellation as at April 2, 2023 valued at $1.2m were settled in the first quarter ended July 2, 2023. Since the commencement of the NCIB in fiscal 2023, the Company purchased 2,309,761 subordinate voting shares for cancellation for total cash consideration of $54.2m.
A liability representing the maximum amount that the Company could be required to pay the designated broker under the Automatic Share Purchase Plan (“ASPP”) entered into in connection with the NCIB, was $10.0m as at the first quarter ended July 2, 2023. The amount was charged to contributed surplus. Subsequent to the first quarter ended July 2, 2023, the Company purchased an additional 422,544 subordinate voting shares for cancellation for total cash consideration of $10.0m under the ASPP. As at the filing date of this report, the remaining liability to the designated broker is $nil.

Canada Goose Holdings Inc.	Page 24 of 30

See “Note 11. Shareholders’ equity” in our Interim Financial Statements and “Note 18. Shareholders’ equity” in our fiscal 2023 Annual Report for detailed information on the NCIB program.
Contractual Obligations
Refer to “Contractual Obligations” in the MD&A section of our fiscal 2023 Annual Report and “Note 15. Financial risk management objectives and policies” of our Interim Financial Statements for a summary of the significant contractual obligations and other obligations of the Company. There have been no material changes since April 2, 2023.
OFF-BALANCE SHEET ARRANGEMENTS
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations including leases. In Europe, a subsidiary of the Company also entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at July 2, 2023.
See “Note 15. Financial risk and management objectives and policies” in the Interim Financial Statements and “Off-Balance Sheet Arrangements” in our fiscal 2023 Annual Report for detailed information on our off-balance sheet arrangements.
OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at July 27, 2023, there were 51,901,249 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at July 27, 2023, there were 4,712,248 options, 556,120 restricted share units, and 395,577 performance share units outstanding under the Company’s equity incentive plans, of which 2,299,230 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units and performance share units will be paid at settlement through the issuance of one subordinate voting share per unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign currency risk, and interest rate risk.

Canada Goose Holdings Inc.	Page 25 of 30

Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. Moreover, within CG Japan, the Company has an agreement with a third party who has insured the risk of loss for up to 45% of trade accounts receivable for certain designated customers for a maximum of JPY450.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY100k.
In addition, a subsidiary of the Company in Europe manages credit risk through the agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice.
Our exposure to credit risk has not significantly changed from the fiscal year ended April 2, 2023. See “Quantitative and Qualitative Disclosures about Market Risk” in our fiscal 2023 Annual Report for detailed information on the Company’s credit risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, and Japanese yen. Furthermore, as our business in Greater China grows, transactions in Chinese yuan, Hong Kong dollar and Taiwanese dollar are expected to increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses from our foreign operations into Canadian dollars. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar and euro denominated purchases as a result of changes in U.S. dollar or euro exchange rates. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As a result, we are exposed to foreign currency exchange fluctuations on multiple currencies. A depreciating Canadian dollar relative to the U.S. dollar or euro will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar or euro will have the opposite impact.

Canada Goose Holdings Inc.	Page 26 of 30

As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.
Foreign exchange risk on borrowings
We are further exposed to translation and transaction risks associated with foreign currency exchange fluctuations on foreign currencies denominated principal and interest amounts payable on the Mainland China credit facilities, the Japan credit facility, the revolving credit facility, and the term loan. The Company has entered into foreign exchange forward contracts to hedge 90% or USD270.0m of its exposure to foreign currency exchange risk related to principal payments on the term loan denominated in U.S. dollars.
See “Note 15. Financial risk and management objectives and policies” in our Interim Financial Statements, and the “Foreign exchange risk” section of our fiscal 2023 Annual Report for detailed information about the Company’s hedging program.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China credit facilities, Japan credit facility, and the term loan, which currently bear interest rates at 3.18%, 0.32%, and 8.72%, respectively.
Interest rate risk on the term loan is partially mitigated by interest rate swap hedges. The Company has entered into five-year interest rate swap agreements terminating December 31, 2025 to pay fixed interest rates and receive floating interest rates on notional debt of USD270.0m. Effective June 30, 2023, the floating interest benchmark reference rate contained within the swap agreements were amended from LIBOR to SOFR and the average fixed rates were reduced from 1.97% to 1.76%. These swap agreements fix the interest rate on the USD300.0m term loan. Following the amendment, the interest rate swaps continue to be designated and accounted for as cash flow hedges.
Based on the weighted average amount of outstanding borrowings, a 1.00% increase in the average interest rate during the first quarter ended July 2, 2023 would have increased interest expense on the Mainland China credit facilities, Japan credit facility, and the term loan by less than $0.1m, less than $0.1m, and $1.0m, respectively (first quarter ended July 3, 2022 - less than $0.1m, less than $0.1m, and $0.9m, respectively).
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the first quarter ended July 2, 2023, the Company incurred expenses with related parties of $0.3m (first quarter ended July 3, 2022 - $0.3m) from companies related to certain shareholders. Balances owing to related parties as at July 2, 2023 were $0.4m (July 3, 2022 - $0.3m, April 2, 2023 - $0.4m).
A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $2.9m as at July 2, 2023 (July 3, 2022 - $3.6m, April 2, 2023 - $3.1m). During the first quarter ended July 2, 2023, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities

Canada Goose Holdings Inc.	Page 27 of 30

affiliated with the Baffin Vendor totalling $0.4m (first quarter ended July 3, 2022 - $0.4m). No amounts were owing to Baffin entities as at July 2, 2023, July 3, 2022, and April 2, 2023.
The Japan Joint Venture has lease liabilities due to the non-controlling shareholder, Sazaby League, for leased premises. Lease liabilities were $2.4m as at July 2, 2023 (July 3, 2022 - $2.8m, April 2, 2023 - $2.7m). During the first quarter ended July 2, 2023, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $1.1m (first quarter ended July 3, 2022 - $1.4m). Balances owing to Sazaby League as at July 2, 2023 were $0.2m (July 3, 2022 - $0.2m, April 2, 2023 - $0.2m).
During the first quarter ended July 2, 2023, the Japan Joint Venture sold inventory of less than $0.1m to companies wholly owned by Sazaby League (first quarter ended July 3, 2022 - $nil). As at July 2, 2023, the Japan Joint Venture recognized a trade receivable of less than $0.1m from these companies (July 3, 2022 - $nil, April 2, 2023 - $0.1m).
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. See “Critical Accounting Policies and Estimates” in our fiscal 2023 Annual Report for detailed information.
CHANGES IN ACCOUNTING POLICIES
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The Company is assessing the potential impact of the amendment.

Canada Goose Holdings Inc.	Page 28 of 30

Standards issued and adopted
In February 2021, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarify how to distinguish changes in accounting policies from changes in accounting estimates. Beginning April 3, 2023, the Company adopted the amendments. The adoption of the amendments did not have a material impact on the Interim Financial Statements.
In May 2023, the IASB issued International Tax Reform, Pillar Two Model Rules, Amendments to IAS 12, Income Taxes (the “Amendments”). The Amendments provide the Company with an exception from recognition and disclosure requirements for deferred tax assets and liabilities arising from the Organization for Economic Co-operation and Development (“OECD”) Pillar Two international tax reform. Upon issuance of the Amendments, the temporary exception has been adopted by the Company as at July 2, 2023. The disclosure requirements for current tax expense and the disclosures for enacted legislation but not yet effective are required for annual reporting periods beginning on or after January 1, 2023, but are not required for any interim period ending on or before December 31, 2023.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as of July 2, 2023 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and

Canada Goose Holdings Inc.	Page 29 of 30

•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the first quarter ended July 2, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of July 2, 2023.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Canada Goose Holdings Inc.	Page 30 of 30